Exhibit 99.1

Real Announces $150 Million Share Repurchase Authorization

May 30, 2025

MIAMI, May 30, 2025 — The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers, and sellers, today announced that its Board of Directors has authorized a new share repurchase program for up to the lesser of $150 million in value, or 35 million in shares.

“This new authorization reflects our Board’s confidence in Real’s long-term strategy, and our commitment to delivering value to shareholders,” said Tamir Poleg, Chairman and Chief Executive Officer of Real. “We remain focused on disciplined capital allocation, including investing in innovation, supporting our agents, and returning capital to shareholders.”

The timing and total amount of stock repurchases will depend upon market conditions and may be made from time to time in open market purchases. This program has no termination date provided it continues to comply with exemptions from the issuer bid requirements of applicable Canadian securities laws at the applicable time. The program may be suspended or discontinued at any time and does not obligate the company to acquire any amount of common shares.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 27,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Forward-Looking Statements

Some of the statements in this press release are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the stock repurchase authorization. These forward-looking statements are subject to risks, uncertainties and assumptions, including the risk that no shares are repurchased. Accordingly, these forward-looking statements should be evaluated with consideration given to the many risks and uncertainties that could cause actual results and events to differ materially from those in the forward-looking statements. They include the risks discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended March 31, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca. It is not possible for management to predict all the possible risks that could affect Real or to assess the impact of all possible risks on Real’s business.